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                          October 20, 2021

       Tom C. Thomas, Esq.
       General Counsel and Chief Legal Officer
       Vincerx Pharma, Inc.
       260 Sheridan Avenue, Suite 400
       Palo Alto, CA 94306

                                                        Re: Vincerx Pharma,
Inc.
                                                            Registration
Statement on From S-1
                                                            Filed October 14,
2021
                                                            File No. 333-260246

       Dear Mr. Thomas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Gabriella Lombardi,
Esq.